Exhibit 3.1





                  Pro Forma Unaudited Financial Statements


The following pro forma unaudited financial statements of the Company make adjustments to the consolidated balance sheet as of September 30, 1998 (unaudited) and the consolidated statements of operations for the year ended December 31, 1997, and the nine months ended September 30, 1998 (unaudited) as if the Transaction had been completed on a worldwide basis on September 30, 1998 for the purposes of the pro forma unaudited balance sheet and on January 1, 1997 for purposes of the pro forma unaudited statements of operations.

Under the terms of the Asset Purchase Agreement, Imation agreed to sell its worldwide medical imaging businesses to Kodak. As of the Closing, Kodak acquired the assets and assumed the liabilities of Imation's medical imaging businesses in North America (including all the outstanding common shares of Cemax-Icon), Latin America and Asia. The closings of the European Businesses are scheduled to occur on a country-by-country basis as the businesses are integrated into Kodak's accounting and information systems through April 1, 1999 but in no event later than May 31, 1999. Under the terms of the Asset Purchase Agreement, following the Closing, Kodak is entitled to the operating results and cash flows of the European Businesses.

These unaudited pro forma financial statements have been prepared based on a variety of assumptions deemed appropriate in accordance with Article 11 of Regulation S-X. These statements do not reflect certain anticipated benefits to the Company for planned events that have not yet occurred. These anticipated benefits would result from additional transition services which the Company expects to provide to Kodak in Europe and from planned reductions in general corporate overhead globally. See the accompanying Notes to Pro Forma Unaudited Financial Statements. The pro forma unaudited financial statements should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto which are included in the Company's 1997 Annual Report on Form 10-K and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

The unaudited pro forma financial statements are presented for informational purposes only and are not necessarily indicative of the financial position or results of operations which would actually have been reported had the Transaction occurred as assumed or which may be reported in the future.

                               IMATION CORP.
                     PRO FORMA STATEMENTS OF OPERATIONS
                        Year Ended December 31, 1997
                  (In Millions, Except Per Share Amounts)

                                             Pro forma
                       Consolidated         Adjustments             Pro forma
                         Historical         (Unaudited)            (Unaudited)
                      --------------------------------------------------------
Net revenues            $ 2,201.8                 $(536.0) (a)      $ 1,754.8
                                                     89.0  (d)
Cost of goods sold        1,431.0                  (361.1) (a)        1,152.9
                                                     10.4  (b)
                                                     (3.4) (c)
                                                     76.0  (d)
                      --------------------------------------------------------
  Gross profit              770.8                  (168.9)              601.9

Operating expenses
  Selling, general and
  administrative            580.6                  (139.6) (a)          459.9
                                                     45.6  (b)
                                                    (30.7) (c)
                                                      4.0  (d)
  Research and development  194.9                   (89.7) (a)          109.8
                                                      6.8  (b)
                                                     (2.2) (c)
  Restructuring             170.0                                       170.0
                      --------------------------------------------------------
    Total                   945.5                  (205.8)              739.7

Operating loss             (174.7)                   36.9              (137.8)

Other income and expense:
      Interest expense       15.7                   (15.6) (e)            0.1
      Other, net             15.6                                        15.6
                      --------------------------------------------------------
        Total                31.3                   (15.6)               15.7

Loss before taxes          (206.0)                   52.5              (153.5)

Income tax benefit          (25.9)                    5.7 (f)           (20.2)
                      --------------------------------------------------------
Net loss                $  (180.1)                $  46.8           $  (133.3)
                      ========================================================

Basic and diluted
(loss) per common
share                   $   (4.54)                                  $   (3.36)
                      ========================================================


These pro forma unaudited financial statements have been prepared based on a variety of assumptions deemed appropriate in accordance with Article 11 of Regulation S-X. Refer to the accompanying notes to pro forma unaudited financial statements for a more complete discussion of the pro forma adjustments and other factors which are appropriate to an understanding of these statements.

                               IMATION CORP.
                     PRO FORMA STATEMENTS OF OPERATIONS
                    Nine Months Ended September 30, 1998
                  (In Millions, Except Per Share Amounts)

                        Consolidated           Pro forma
                         Historical           Adjustments         Pro forma
                        (Unaudited)           (Unaudited)        (Unaudited)
                  ----------------------------------------------------------
Net revenues                 $  1,557.3          $ (442.6) (a)     $ 1,181.2
                                                     66.5  (d)
Cost of goods sold                991.4            (279.0) (a)         773.5
                                                      6.9  (b)
                                                     (2.8) (c)
                                                     57.0  (d)
                  ----------------------------------------------------------
  Gross profit                    565.9            (158.2)             407.7

Operating expenses
  Selling, general and
  administrative                  416.2             (99.0) (a)        336.6
                                                     35.5  (b)
                                                    (19.1) (c)
                                                      3.0  (d)
  Research and development        105.9             (35.0) (a)         73.1
                                                      3.6  (b)
                                                     (1.4) (c)
  Restructuring                   (16.8)                              (16.8)
                  ----------------------------------------------------------
     Total                        505.3            (112.4)            392.9

Operating income                   60.6             (45.8)             14.8

Other income and expense:
   Interest expense                16.3             (16.2) (e)          0.1
   Other, net                       1.3                                 1.3
                  -----------------------------------------------------------
     Total                         17.6             (16.2)              1.4

Income before taxes                43.0             (29.6)             13.4

Income tax provision               22.8              (8.5) (f)         14.3
                  ------------------------------------------------------------

Net income (loss)            $     20.2          $  (21.1)         $   (0.9)
                  ============================================================

Basic and diluted
earnings (loss)
per common share             $     0.51          $                 $  (0.02)
                  =============================================================

These pro forma unaudited financial statements have been prepared based on a variety of assumptions deemed appropriate in accordance with Article 11 of Regulation S-X. Refer to the accompanying notes to pro forma unaudited financial statements for a more complete discussion of the pro forma adjustments and other factors which are appropriate to an understanding of these statements.

                               IMATION CORP.
                     PRO FORMA UNAUDITED BALANCE SHEET
                             September 30, 1998
                               (In Millions)


                           Consolidated             Pro forma
                            Historical             Adjustments       Pro forma
                            (Unaudited)            (Unaudited)      (Unaudited)
                    -----------------------------------------------------------

ASSETS
Current assets
  Cash and equivalents        $     37.6           $    389.2 (a)    $    85.1
                                                       (267.2)(b)
                                                        (74.5)(c)
  Accounts receivable - net        515.3               (203.6)(a)        311.7
  Inventories                      364.8               (111.6)(a)        253.2
  Other current assets             107.3                138.0 (a)        245.3
                   ------------------------------------------------------------
     Total current assets        1,025.0               (129.7)           875.3

Property, plant and
equipment - net                    313.9                (20.5)(a)        279.3
                                                         74.5 (c)
                                                        (88.6)(a)
Other assets                       254.3                (46.5)(a)        179.5
                                                        (28.3)(a)
                   ------------------------------------------------------------
     Total assets             $  1,593.2           $   (239.1)        $1,354.1
                   ============================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable            $    196.0           $    (35.7)(a)     $  160.3
  Accrued payroll                   38.9                (12.7)(a)         26.2
  Short-term debt                   30.8                 (4.8)(b)         26.0
  Other current liabilities        268.1                 (1.4)(b)        249.3
                                                        (38.3)(a)
                                                         20.9 (a)
                   ------------------------------------------------------------
      Total current liabilities    533.8                (72.0)           461.8

Other liabilities                   73.3                 32.6 (a)         95.9
                                                         (5.7)(a)
Long-term debt                     265.1                 (2.5)(a)          1.6
                                                       (261.0)(b)
Commitments and contingencies

Shareholders' equity               721.0                 69.5 (a)        790.5
                    ----------------------------------------------------------
  Total liabilities
  and shareholders'
  equity                      $  1,593.2            $  (239.1)        $1,354.1
                    ==========================================================


These pro forma unaudited financial statements have been prepared based on a variety of assumptions deemed appropriate in accordance with Article 11 of Regulation S-X. Refer to the accompanying notes to pro forma unaudited financial statements for a more complete discussion of the pro forma adjustments and other factors which are appropriate to an understanding of these statements.

             NOTES TO PRO FORMA UNAUDITED FINANCIAL STATEMENTS


1.      Pro Forma Adjustments to the Statements of Operations

        (a) Adjustments represent the statement of operations for the periods presented for the medical imaging businesses sold to Kodak.

        (b) Adjustments for general corporate expenses allocated to the medical imaging businesses' statement of operations referred to in (a) above for such expenses as information technology, telecommunications, logistics, finance, legal, engineering, facilities, and human resources which will not be transferred to Kodak as part of the Transaction.

               The Company does not allocate all corporate overhead expenses to its business unit statements of operations thus, the statements of operations discussed in (a) above do not reflect all the costs of the medical imaging businesses on a fully allocated basis.

               The pro forma unaudited financial statements do not reflect any adjustments related to the Company's plans to reduce corporate overhead expenses to a level appropriate to its ongoing businesses.


        (c) Adjustments for the estimated reimbursements the Company will receive from Kodak for certain services under transition services and distribution agreements, including
               information      technology,       logistics,       finance,
               telecommunications, office space, human resources and site services that the Company has agreed to provide Kodak while Kodak integrates the medical imaging business into its accounting and information systems. The Company has agreed to provide such services under the transition services agreement for a period of up to two years following the Closing primarily in the United States and to a lesser extent in Asia and Latin America, and under a distribution agreement through the dates of individual country closings for the European Businesses.

               The pro forma adjustments reflect the provision of such services throughout the periods presented in the United States, Asia and Latin America, and also for periods of one to three months, depending on the country and currently scheduled closing dates, for the European Businesses. Kodak, at its option, may terminate the transition services agreement with respect to individual categories of service upon prior notice, the length of which varies according to the nature of the service.

        (d) Adjustments reflect the estimated revenue and costs related to the Ferrania Supply Agreement whereby the Company will manufacture x-ray and wet laser medical imaging film for Kodak for a minimum of two years. The adjustment includes amortization into income of $9 million and $7 million for the year and nine months ended December 31, 1997 and September 30, 1998, respectively, related to the $18 million prepayment received from Kodak on November 30, 1998 with respect to the Ferrania Supply Agreement.

        (e) Adjustment reflects the reduction of interest expense resulting from the utilization of a portion of the cash proceeds from the sale to repay all of the Company's borrowings under the Company's Credit Agreement and certain international debt.

        (f) Adjustment to the Company's income tax provision (benefit) to reflect the tax effect of adjustments related to the sale, related to the transition services, distribution and supply agreements, and related to reduced borrowing levels. Tax rates used for the adjustments reflect the effective tax rate applicable to the jurisdiction to which the adjustments relate.

2.      Pro Forma Adjustments to the Balance Sheet

        (a) Adjustments reflect the sale of the medical imaging businesses to Kodak for cash proceeds of $371 million. In addition, the adjustments reflect $18 million received as a prepayment under the Ferrania Supply Agreement that will be deferred and recognized as income over a two year period, the additional proceeds receivable of $143 million recorded in other current assets and charges related to certain asset impairment write-downs, plant closing costs, employee severance, pension costs and professional fees directly related to the Transaction.

               The preliminary calculation of the after tax gain on sale of approximately $70 million, used a 30 percent tax rate based on the global mix of taxing jurisdictions where the net assets of the medical imaging businesses are located. In addition, the calculation of the after tax gain on sale as of September 30, 1998 is subject to significant estimation of certain costs and asset impairment write-downs that have not been finalized by the Company.

               The actual net after tax gain on sale is dependent upon the net assets of the medical imaging businesses as of November 30, 1998, which fluctuate primarily due to changes in working capital and finalization of the determination of costs related to the Transaction and asset impairment calculations.

        (b) Adjustment reflects the utilization of a portion of the cash proceeds from the sale to repay all of its borrowings and related accrued interest under the Company's Credit Agreement and certain international debt, which totaled $269 million as of September 30, 1998, and which subsequently increased to $296 million at November 30, 1998.

        (c) Adjustment reflects the utilization of a portion of the cash proceeds from the sale to purchase corporate headquarters facilities which the Company currently leases under synthetic lease arrangements. The purchase will be required to enable the release of a second security interest in all of the Company's assets.